Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-00061) of GOTTSCHALKS Inc. of our report dated June 26, 2007, with respect to the statement of net assets available for benefits of the GOTTSCHALKS Inc. Retirement Savings Plan as of December 31, 2006, the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2007 annual report on Form 11-K of the GOTTSCHALKS Inc. Retirement Savings Plan.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 23, 2008